Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 11, 2009
Item 3	News Release The news release dated August 11, 2009 was disseminated through Canada NewsWire’s COMTEX Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that it has filed a preliminary prospectus supplement to its existing short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, Newfoundland and Labrador and Prince Edward Island, and has made a similar filing with the United States Securities and Exchange Commission in connection with a public offering of its common shares to raise gross proceeds of approximately US$46 million.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 11, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 17th day of August, 2009

August 11, 2009	News Release 09-22

SILVER STANDARD ANNOUNCES PUBLIC OFFERING OF COMMON SHARES

VANCOUVER, Aug. 11, 2009 (Canada NewsWire via COMTEX News Network) -- Silver Standard Resources Inc. (TSX:SSO)(NASDAQ:SSRI) has filed a preliminary prospectus supplement to its existing short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, Newfoundland and Labrador and Prince Edward Island, and has made a similar filing with the United States Securities and Exchange Commission in connection with a public offering of its common shares to raise gross proceeds of approximately US$46 million (the “Offering”).

The company will also grant to the underwriters of the Offering an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares for additional gross proceeds of up to approximately US$4.6 million.

The company intends to use the net proceeds from the Offering to fund the development of mineral properties, for working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

UBS Securities Canada Inc. will act as lead manager and sole book runner of the Offering.

A copy of the preliminary prospectus supplement and the short form base shelf prospectus may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (416 364-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (212-821-3000 telephone).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward Looking Statements: Statements in this news release relating to the preliminary prospectus supplement and the corresponding filing in the United States, the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the need to negotiate an underwriting agreement with the underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; the company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company's filings with the Securities and Exchange Commission. The company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

(Source: Silver Standard Resources Inc.)

Silver Standard Resources Inc.
Robert A. Quartermain
President & CEO
(604) 689-3846

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. Toll Free: 1-888-338-0046 or Direct: (604) 484-8212

Email: invest@silverstandard.com
Website: www.silverstandard.com